Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 Or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 14, 2017 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced it’s financial results for the fiscal year ended March 31, 2017.

The Company reported the following for its fourth quarter and fiscal year ended March 31, 2017:

•	For the fourth quarter ended March 31, 2017, a net loss of $1,055,351, or $0.45 per basic and diluted share, on sales of $3,513,484. This compares to a net loss of $775,241, or $0.34 per basic and diluted share, on sales of $3,413,217 for the comparable period of the previous year.
•	For the 12 months ended March 31, 2017, sales increased 2.5% to $14,083,428 versus $13,740,840 for the same period last year. The Company reported a net loss of $2,058,902, or $0.89 per basic and diluted share, versus a net loss of $2,137,792, or $0.92 per basic and diluted share, for the same period last year.

Harvey Grossblatt, President and Chief Executive Officer said, “USI  reduced its fiscal 2017 operating loss (from domestic operations) from the prior fiscal year by approximately $388,000 while our share of  the Company’s Joint Venture loss increased by approximately $275,000 from the last fiscal year. We are pleased to announce that the Company has received approval for our four remaining sealed photoelectric and photoelectric combo units and will start shipping them during the quarter ending September 30, 2017. The introduction of these models will allow us to sell products in those jurisdictions that require photoelectric models and we expect that these developments will increase our sales in the coming fiscal year. The company has also seen a pickup in business in its USI Electric division and expects sales in the fiscal year ending March 31, 2018 to increase due to the addition of several large electrical contractor customers. Our Hong Kong Joint Venture experienced a difficult year due to lower sales to unaffiliated customers and we anticipate that our Joint Venture should show substantial improvement in the fiscal year ending March 31, 2018.”

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 47 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2017	2016
Net sales	$3,513,484	$3,413,217
Net loss	(1,055,351)	(775,241)
Net loss per share – basic and diluted	(0.45)	(0.34)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

	(AUDITED)
	Fiscal Year Ended March 31,
	2017	2016
Net sales	$14,083,428	$13,740,840
Net loss	(2,058,902)	(2,137,792)
Net loss per share – basic and diluted	(0.89)	(0.92)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2017	Revised 2016
Cash	$262,355	$362,728
Accounts receivable and amount due from factor	2,257,152	1,929,604
Inventory	4,700,104	3,883,247
Prepaid expenses	491,928	410,166
TOTAL CURRENT ASSETS	7,711,539	6,585,745

INVESTMENT IN HONG KONG JOINT VENTURE	10,562,837	12,417,450
PROPERTY AND EQUIPMENT – NET	46,293	71,556
OTHER ASSETS	66,604	73,075
TOTAL ASSETS	$18,387,273	$19,147,826

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$2,264,125	$313,891
Accounts payable trade	525,638	587,343
Accounts payable– Hong Kong Joint Venture	1,206,731	1,070,103
Accrued liabilities	158,521	150,807
TOTAL CURRENT LIABILITIES	4,155,015	2,122,144

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares outstanding at March 31, 2017 and 2016	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Retained earnings	963,430	3,022,332
Accumulated other comprehensive income	359,858	1,094,380
TOTAL SHAREHOLDERS’ EQUITY	14,232,258	17,025,682
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,387,273	$19,147,826